Neal Moszkowski
                               888 Seventh Avenue
                               New York, NY 10106

May 13, 2005


Richard E. Caruso
Chairman of the Board of Directors
Integra LifeSciences Holdings Corporation
311 Enterprise Drive
Plainsboro, NJ 08536

Dear Richard,

         I have decided not to stand for re-election as a director of Integra LifeSciences Holdings Corporation at the annual meeting of stockholders to be held on May 17, 2005. As you know, my new firm TowerBrook Capital Partners, L.P. has been formed as a consequence of a spinout from Soros Fund Management LLC, and is not responsible for the management of the continuing Soros investment in Integra. Thus, this is an appropriate moment for me to end my service on Integra's Board. My decision was not the result of any disagreement with Integra's management or auditors on any matter relating to the Integra's operations, policies or practices.

         It has been a pleasure working with you over the last six years. I wish you and Integra continued success.

Very truly yours,

/s/ Neal Moszkowski

Neal Moszkowski


cc:      Board of Directors
         Integra LifeSciences Holdings Corporation
         Stuart M. Essig